EXHIBIT 99.2

Infosys Technologies Limited – Financial Release June 30, 2004	Indian GAAP Press Release

Infosys ups guidance

Expects revenue to grow 39% to 40% in fiscal 2005

Bangalore, India – July 13, 2004

Highlights

Consolidated results for the quarter ended June 30, 2004

•	Income was Rs. 1,517.38 crore for the first quarter ended June 30, 2004, an increase of 38.61% over comparable income for the corresponding quarter in the previous year.

•	Net profit after tax for the first quarter ended June 30, 2004 was Rs. 388.34 crore, an increase of 39.23% over comparable net profit after tax for the corresponding quarter in the previous year.

•	Earnings per share* from ordinary activities increased to Rs. 14.54 from Rs. 10.53 for the corresponding quarter in the previous year, an increase of 38.08%.

* adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

Others

•	29 new clients were added during the quarter.

•	Net addition of 2,305 employees for the quarter.

•	27,939 employees as on June 30, 2004.

Business outlook

“We have seen strong revenue growth during the quarter,” said Nandan M. Nilekani, CEO, President and Managing Director. “Our robust and scaleable business model, along with our track record for superior execution, has enabled us to respond quickly to enhanced business opportunities in the market place.”

The company’s outlook (consolidated) for the quarter ending September 30, 2004 and the fiscal year ending March 31, 2005, under Indian GAAP and US GAAP, is as follows:

Under Indian GAAP – consolidated

Outlook for the quarter ending September 30, 2004*

•	Income is projected to be between Rs. 1,631 crore and Rs. 1,645 crore; YoY growth of 42% to 43%.

•	Earnings per share is expected to be Rs. 15.10; YoY growth of 33%.

Outlook for the fiscal year ending March 31, 2005*

•	Income is projected to be between Rs. 6,731 crore and Rs. 6,772 crore; growth of 39% to 40%.

•	Earnings per share is expected to be Rs. 62.70; growth of 34%.

* conversion 1 US$ = Rs. 45.69

* adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

Under US GAAP

Outlook for the quarter ending September 30, 2004

•	Consolidated net revenues projected to be in the range of $ 357 million to $ 360 million; YoY growth of 42% to 44%.

•	Consolidated earnings per American Depositary Share expected to be $ 0.33; YoY growth of 32%.

Infosys Technologies Limited – Financial Release June 30, 2004	Indian GAAP Press Release

Outlook for the fiscal year ending March 31, 2005

•	Consolidated net revenues projected to be in the range of $ 1,476 million to $ 1,485 million; growth of 39 % to 40%.

•	Consolidated earnings per American Depositary Share expected to be $ 1.37; growth of 33%.

“We continue to see a stable pricing environment,” said S. Gopalakrishnan, Member of the Board and COO. “The restructuring into Integrated Business Units has created multiple engines of growth with strong leadership.”

Expansion of services and significant projects

The first quarter of this financial year got off to a promising start for the company, with the addition of 29 clients. Infosys and its subsidiaries now have a total of 419 clients across the world. The company continued to partner with global corporations, assisting them in effectively using technology to derive focused and robust business solutions.

Infosys’ strategic shift to being a business solutions provider to clients is yielding good results. The Retail Practice, which has introduced innovative solutions in the marketplace, has seen significant gains this quarter. A major US retailer of toys, children’s apparels and baby products chose Infosys to play a critical role in selecting and implementing new packages to transform its international merchandising. One of the largest family footwear retailers in the US selected Infosys to upgrade its PeopleSoft applications – a task that Infosys completed about two weeks ahead of the mutually agreed upon deadline.

European retail companies are also experiencing the benefit of Infosys’ solutions in increasing their competitiveness. In a deal won along with the company’s strategic partner, Microsoft, a major European retailer chose Infosys’ RFID (Radio Frequency Identification) solution this quarter. An international vehicle rental organization based in Europe selected Infosys to enhance its existing systems and thereby improve productivity.

Infosys saw significant gains in the financial services sector this quarter. One of the top ten banks in the US selected Infosys and Progeon as strategic partners for IT and BPO. In another win, Infosys started working with a leading services company providing consultative services for the secondary loan market. Infosys is assisting the company in improving its IT infrastructure. In the Asia Pacific region, a subsidiary of one of the largest banking groups in Japan established a relationship with Infosys to build competitive applications and systems.

Two global corporations in the high-tech and manufacturing industry began their partnership with Infosys during the quarter. A global leader in providing industrial hardware, software and services selected Infosys to support its business critical order processing systems worldwide. One of the world’s premier providers of IT equipment for power protection chose Infosys to help in the development and enhancement of its IT needs in its power infrastructure and management products. Other wins in this space include a large technology company in the US, focusing on software products and services. This partnership leveraged Infosys’ Global Delivery Model for new product development and upgrading of the company’s package applications. A leading provider of intelligent network software for enhanced IP services in the US extended its relationship with Infosys for the development of critical software applications.

The healthcare and insurance industry is increasingly adopting technology applications to enhance efficiency. A European multi-billion dollar insurance organization selected Infosys for the replacement of its existing global database. This project aims to achieve organization-wide uniformity and reduced licensing costs. A major actuarial consulting and information technology services company in the Asia Pacific region sought Infosys’ expertise in straight-through-processing from the internet for a series of their products in the insurance sector. Yet another win in this space is a leading health insurance company in the US.

In the Energy and Utilities industry, Infosys is partnering with one of the largest electric utilities systems in the US in a business consulting project. Infosys will work with the company to improve customer satisfaction, while reducing customer service operational cost. A Europe-based international power and automation technology company is using Infosys consultants to conduct

Infosys Technologies Limited – Financial Release June 30, 2004	Indian GAAP Press Release

an IT strategy project designed to improve processes and technical functions of the current application portfolio. Infosys was also chosen by a leading utilities company in the US to develop a new application designed to enhance the level of its service and productivity.

Transportation and Services companies are also realizing the benefits of technology in gaining higher returns. One of the world’s largest air express network companies continued its association with Infosys, utilizing the company’s consulting and technology expertise for increased competitiveness. In a significant project, Infosys introduced the technology of the Web Content Management System, providing online customers with a range of information. Additionally, this system provided global and country business owners the ability to author content on the web site. In another project for the same client, Infosys developed a shipment control library solution that tracks and maintains shipment details from origin to destination.

The company strengthened its presence in the telecom industry in Europe, with the addition of a major Scandinavia-based mobile phone applications supplier. Infosys is working with this client to enhance its client interfaces on the web.

“Companies are seeking flexibility and alignment to business from their outsourcing initiatives,” said Basab Pradhan, Head – World-wide Sales and Senior Vice President. “We recently introduced a new approach to outsourcing called ‘Modular Global Sourcing’, which, while addressing these needs, will also optimize on cost, quality and time-to-market for the clients.”

“We continue to benefit from the positive demand environment for offshore services,” said S. D. Shibulal, Member of the Board and Head – World-wide Customer Delivery. “We have built systems and processes to scale up to the needs of the market place.”

Banking Products

The sale of the Finacle® suite of products made significant headway in many countries across the globe. In a breakthrough in the Middle East, one of the top multinational banks in the UAE licensed Finacle® core banking, consumer e-banking, multi-channel alerts and CRM solutions. National Bank, Saudi Arabia chose to deploy Finacle® to power its web-based initiatives. A leading bank headquartered in Nigeria has become the 10th bank in Nigeria to be powered by Finacle®. Finacle® core banking and consumer e-banking solutions have also been deployed by an offshore bank in Cayman Islands. Additionally, one of the largest banks in Asia, headquartered in India, has licensed Finacle® core banking, internet banking and treasury solutions to power its international operations across 21 countries.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, decreased by Rs. 720.75 crore during the quarter, from Rs. 2,872.77 crore to Rs. 2,152.02 crore, after incurring capital expenditure of Rs. 154.46 crore and a dividend distribution of Rs. 867.18 crore.

“The rupee declined against the dollar during the quarter. We continue to have a prudent hedging policy, and have marked-to-market our hedging positions under Indian GAAP to align it with our US GAAP reporting,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “Our cash position remains strong at Rs. 2,152.02 crore, after incurring a capex of Rs. 154.46 crore during the quarter and a distribution of Rs. 867.18 crore as dividend.”

Update on Infosys Consulting, Inc

Ming Tsai, a 19-year veteran of the industry, has joined Infosys Consulting, Inc., as a managing director. Tsai will join the core leadership team in growing the company. Tsai was most recently the Global Retail Industry Head for IBM Business Consulting Services. He was previously IBM’s Strategy Consulting Leader for the Distribution Sector (Retail, Consumer Products and Travel & Transportation). He also held posts at Boston Consulting Group, Ernst & Young and Mainspring.

Infosys Technologies Limited – Financial Release June 30, 2004	Indian GAAP Press Release

Accolades

The readers of Waters magazine chose the top hardware, software and financial service providers in an annual online survey. Infosys was rated as the top offshoring company in the survey.

According to Waters magazine, “Over the past two decades, Infosys has focused on leveraging the latest technologies in a cost-effective fashion that allows the company to develop targeted solutions for each client situation. The company has an established track record of knowing when a technology has reached its maturity and is ready to be put into production, and how to design information systems that take advantage of upcoming advancements”. Waters magazine covers the practical implementation of technology in the securities industry.

The League of American Communications Professionals’ 2003 Vision Awards Annual Report competition has awarded the Platinum award for the Infosys Annual Report 2003-04. The award was in the Services category for companies with revenue of more than US$ 1 billion. The Infosys Annual Report received an overall ranking of 47 out of 1,223 entries. Infosys received a total score of 95 out of 100. Infosys is the only Indian company to be recognized in the top 100. The League of American Communications Professionals (LACP) is an organization that encourages excellence in the practice of communications for all organizations.

Trading of options on Infosys ADS in the US

The American Stock Exchange® (Amex®) and the Pacific Exchange (PCX) have started trading in options of the Infosys American Depositary Shares. Infosys is the first Indian company whose options of American Depositary Shares are traded on a Stock Exchange in the US.

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Infosys Technologies Limited – Financial Release June 30, 2004	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

	in Rs. crore
Balance Sheet as at	June 30, 2004	June 30, 2003	March 31, 2004
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	33.43	33.12	33.32
Reserves and surplus	3,695.78	3,106.71	3,220.11

	3,729.21	3,139.83	3,253.43

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	1,635.70	1,363.55	1,570.23
Less: Depreciation and amortization	852.01	621.03	803.41

Net book value	783.69	742.52	766.82
Add: Capital work-in-progress	283.07	44.23	203.48

	1,066.76	786.75	970.30

INVESTMENTS	931.58	127.38	1,027.38
DEFERRED TAX ASSETS	36.01	38.34	35.63
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	818.98	557.30	632.51
Cash and bank balances	1,023.48	1,373.51	1,638.01
Loans and advances	710.98	806.17	693.22

	2,553.44	2,736.98	2,963.74
Less: Current liabilities	484.48	354.08	560.44
Provisions	374.10	195.54	1,183.18

NET CURRENT ASSETS	1,694.86	2,187.36	1,220.12

	3,729.21	3,139.83	3,253.43

NOTE:

The audited Balance Sheet as at June 30, 2004 has been taken on record at the board meeting held on July 13, 2004

Infosys Technologies Limited – Financial Release June 30, 2004	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

	in Rs. crore, except per share data
	Quarter ended
			Year ended
Profit and Loss Account for the	June 30, 2004	June 30, 2003	March 31, 2004
INCOME
Software services and products
Overseas	1,447.42	1,058.65	4,694.69
Domestic	23.97	23.33	66.20

	1,471.39	1,081.98	4,760.89
SOFTWARE DEVELOPMENT EXPENSES	791.91	572.78	2,495.31

GROSS PROFIT	679.48	509.20	2,265.58
Selling and marketing expenses	87.39	79.72	335.08
General and administration expenses	101.24	81.18	346.85

	188.63	160.90	681.93
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	490.85	348.30	1,583.65
Interest	—	—	—
Depreciation and amortization	49.38	44.26	230.90

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	441.47	304.04	1,352.75
Other income	17.99	32.44	127.39
Provision for investments	(0.01)	6.36	9.67

NET PROFIT BEFORE TAX	459.47	330.12	1,470.47
Provision for taxation	65.00	52.00	227.00

NET PROFIT AFTER TAX	394.47	278.12	1,243.47

Balance brought forward	70.51	—	-
Less: Residual dividend paid for fiscal 2004	2.32	—	-
Dividend tax on the above	0.30	—	-

	67.89	—	-

AMOUNT AVAILABLE FOR APPROPRIATION	462.36	278.12	1,243.47
DIVIDEND
Interim	—	—	96.09
Final	—	—	99.96
One-time special dividend	—	—	666.41

Total dividend	—	—	862.46
Dividend tax	—	—	110.50
Amount transferred — general reserve	—	—	200.00
Balance in Profit and Loss Account	462.36	278.12	70.51

	462.36	278.12	1,243.47

EARNINGS PER SHARE *
(Equity shares, par value Rs. 5/- each)
Basic	14.77	10.50	46.84
Diluted	14.51	10.46	46.26
Number of shares used in computing earnings per share
Basic	26,71,36,028	26,49,80,696	26,54,47,776
Diluted	27,18,51,267	26,59,17,468	26,87,87,016

* adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004.

NOTE:

The audited Profit and Loss Account for the quarter ended June 30, 2004 has been taken on record at the board meeting held on July 13, 2004

A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

Infosys Technologies Limited – Financial Release June 30, 2004	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

	in Rs. crore
Consolidated Balance Sheet as at	June 30, 2004	June 30, 2003	March 31, 2004
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	33.43	33.12	33.32
Reserves and surplus	3,685.96	3,104.35	3,216.26

	3,719.39	3,137.47	3,249.58
Preference shares issued by subsidiary	93.50	49.00	93.56

	3,812.89	3,186.47	3,343.14

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	1,710.53	1,371.49	1,633.65
Less: Depreciation and amortization	861.59	623.30	809.84

Net book value	848.94	748.19	823.81
Add: Capital work-in-progress	284.85	45.45	208.05

	1,133.79	793.64	1,031.86
INVESTMENTS	853.98	115.13	945.45
DEFERRED TAX ASSETS	44.20	38.34	39.97
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	836.63	565.50	651.45
Cash and bank balances	1,077.38	1,385.42	1,721.51
Loans and advances	761.07	841.53	721.05

	2,675.08	2,792.45	3,094.01
Less: Current liabilities	517.12	357.35	580.93
Provisions	377.04	195.74	1,187.22

NET CURRENT ASSETS	1,780.92	2,239.36	1,325.86

	3,812.89	3,186.47	3,343.14

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

Infosys Technologies Limited – Financial Release June 30, 2004	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

	in Rs. crore, except per share data
	Quarter ended		Year ended
Consolidated Profit and Loss Account for the	June 30, 2004	June 30, 2003	March 31, 2004
INCOME – Software services, products and business process management
Overseas	1,493.45	1,071.38	4,786.72
Domestic	23.93	23.32	66.23

	1,517.38	1,094.70	4,852.95
Software development and business process management expenses	805.22	579.60	2,538.67

GROSS PROFIT	712.16	515.10	2,314.28
Selling and marketing expenses	105.21	81.64	350.90
General and administration expenses	117.68	82.98	369.19

	222.89	164.62	720.09
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	489.27	350.48	1,594.19
Interest	—	—	—
Depreciation and amortization	52.53	45.14	236.73

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	436.74	305.34	1,357.46
Other income	15.70	31.94	123.38
Provision for investments	(0.01)	6.36	9.67

NET PROFIT BEFORE TAX	452.45	330.92	1,471.17
Provision for taxation	64.11	52.00	227.54

NET PROFIT AFTER TAX	388.34	278.92	1,243.63

Balance brought forward	70.67	—	-
Less: Residual dividend paid for fiscal 2004	2.32	—	-
Dividend tax on the above	0.30	—	-

	68.05	—	-

AMOUNT AVAILABLE FOR APPROPRIATION	456.39	278.92	1,243.63
DIVIDEND
Interim	—	—	96.09
Final	—	—	99.96
One-time special dividend	—	—	666.41

Total dividend	—	—	862.46
Dividend tax	—	—	110.50
Amount transferred — general reserve	—	—	200.00
Balance in Profit and Loss Account	456.39	278.92	70.67

	456.39	278.92	1,243.63

EARNINGS PER SHARE *
(Equity shares, par value Rs. 5/- each)
Basic	14.54	10.53	46.85
Diluted	14.29	10.49	46.27
Number of shares used in computing earnings per share
Basic	26,71,36,028	26,49,80,696	26,54,47,776
Diluted	27,18,51,267	26,59,17,468	26,87,87,016

* adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004.